October 18, 2005



Ms. Lisa A. Stewart
President and Chief Executive Officer
El Paso Production Holding Company
El Paso Building
1001 Louisiana Street
Houston, Texas  77002


	Re:	El Paso Production Holding Company
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Forms 10-Q for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
      Filed May 12, 2005 and August 8, 2005
      Form 8-K Filed October 12, 2005
      Response Letter Dated September 12, 2005
		File No. 333-106586


Dear Ms. Stewart:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

								Sincerely,



								Jill S. Davis
								Branch Chief


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010